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                              April 19, 2023

       Craig F. Courtemanche, Jr.
       President and CEO
       Procore Technologies, Inc.
       6309 Carpinteria Avenue
       Carpinteria, CA 93013

                                                        Re: Procore
Technologies, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-40396

       Dear Craig F. Courtemanche, Jr.:

              We have reviewed your April 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to our April 5, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Certain Factors Affecting Our Performance, page 42

   1. We note from your response to prior comment 1 that you intend to disclose net retention rate beginning with
your December 31, 2023 Form 10-K. Please explain why you do not intend to include this
measure in your quarterly reports on Form 10-Q. In this regard, as previously noted, you
provided net retention rate information for September 30, 2022 in your November 2022
Investor Day Presentation. Further, we note that management has discussed this measure
qualitatively in your earnings calls and as noted in the following comment, you previously
asserted that this measure is important in managing your
                                                        business.
Alternatively, tell us what measure(s) management uses on a quarterly basis to monitor your ability to
retain and grow your customer base throughout the year.
                                                        Similarly, please
address why you do not disclose gross retention rate on a quarterly basis.
 Craig F. Courtemanche, Jr.
Procore Technologies, Inc.
April 19, 2023
Page 2
2. You disclose on page 4 the number of customers with ARR greater than $100,000 for each of the last three fiscal years. Please tell us the amount or percentage of revenue generated from this customer base for each period presented. Also, explain why you no longer include a discussion of this measure as a factor affecting your performance in
      MD&A for both your quarterly and annual filings. In this regard, in response to comment
      5 in your January 13, 2020 letter, you stated that the number of customer, the number of customers with ARR greater than $100,000 and net retention rate are "important factors management uses to drive strategic business decisions and evaluate the health of the business."
      You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins,
Accounting Branch Chief, at 202-551-3499 with any questions.



                                                          Sincerely,
FirstName LastNameCraig F. Courtemanche, Jr.
                                                          Division of
Corporation Finance
Comapany NameProcore Technologies, Inc.
                                                          Office of Technology
April 19, 2023 Page 2
cc:       Benjamin Singer
FirstName LastName